[WAVE SYSTEMS CORP. LETTERHEAD]

April 26, 2007

VIA FACSIMILE (202) 772-9210 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Maryse Mills-Apenteng
Barbara C. Jacobs
Mark P. Shuman

Re:	Wave Systems Corp. (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
Filed March 20, 2007
File No. 333-141429

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement may become effective at 11:00 a.m. Eastern time, on April 27, 2007, or as soon thereafter as practicable.

The Company acknowledges that should the staff of the Securities and Exchange Commission (the “Commission”) or the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  The Company also represents to the Commission that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.  The Company further acknowledges that it may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

In making this request, the Company herby confirms that it is aware of its obligations under the Act.

Please contact David B. Cosgrove at (212) 705-7744 with any questions or comments.

Very truly yours,
WAVE SYSTEMS CORP.
By:	/s/ Gerard T. Feeney
Name: Gerard T. Feeney
Title: Chief Financial Officer

cc:           Neil W. Townsend, Esq., Bingham McCutchen LLP
                David B. Cosgrove, Esq., Bingham McCutchen LLP